EX-99.77c

VOTING RESULTS
The following votes were cast at the
Annual General Meeting of Shareholders
of ASA (Bermuda) Limited held on March 8, 2006:


                                       FOR               AGAINST         ABSTAIN
SHAREHOLDER PROPOSAL
  RECOMMENDING ACTION
  REGARDING THE DISCOUNT*           1,400,488            2,746,015       191,740
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* Broker non-votes for this proposal were 3,978,858.